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SECU[...] 06005477 [...]MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Leerink Swann & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Federal Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Zak **617.348.4504**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen, Zak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Leerink Swann & Company, as of December 31, 2005, as of, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO, Financial and Operations Principal

Title

Notary Public

Jillian Fitzgerald, Notary Public

My commission expires 7/17/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Leerink Swann & Co., Inc.
Year Ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

Leerink Swann & Co., Inc.

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Leerink Swann & Co., Inc.

We have audited the accompanying statement of financial condition of Leerink Swann & Co., Inc. as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Leerink Swann & Co., Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

ERNST & YOUNG LLP

February 17, 2006

Leerink Swann & Co., Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 10,895,500
Deposit with clearing organization	250,000
Receivable from clearing organization	12,510,555
Other trade receivables	3,956,730
Notes receivable from employees, net of reserve of $1,601,073	358,976
Derivative instruments, at fair value	21,618
Marketable securities, at market value	342,373
Non-marketable securities, at fair value	1,403,043
Due from Parent	660,920
Advances to employees	315,075
Prepaid expenses and other assets	1,453,674
Furniture, equipment, and leasehold improvements, net	1,566,300
Goodwill	623,026
Total assets	$34,357,790
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 2,013,217
Accrued compensation, employee benefits and payroll taxes	1,272,119
Accounts payable and accrued expenses	1,839,367
Payable to clearing organization	90,197
Deferred rent	718,772
Note payable	138,000
Subordinated borrowings	5,000,000
Net deferred state tax liability	1,320,000
Total liabilities	12,391,672
Common stock, authorized 8,000,000 shares, $.01 par value 4,992,500 shares issued and outstanding	49,925
Additional paid-in capital	5,670,119
Retained earnings	16,246,074
Total stockholder's equity	21,966,118
Total liabilities and stockholder's equity	$34,357,790

See accompanying notes.

1. Accounting Policies

Organization and Nature of Business

Leerink Swann & Co., Inc. (the Company) is registered with the Securities and Exchange Commission (SEC) as a securities broker/dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a subsidiary of Leerink Swann Massachusetts Business Trust (Parent or Trust), which was formed December 31, 2001. As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through a clearing firm, which is also a registered broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations and represent the minimum balance required to be maintained in order to utilize various clearing brokers. This cash and securities balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash balance on deposit is not maintained.

1. Accounting Policies (continued)

Securities

Marketable securities are valued at quoted market value. At December 31, 2005, all marketable securities owned were equity securities. Non-marketable securities are recorded at fair value as determined by management based upon information provided by third parties familiar with such financial instruments.

Derivative Instruments

The Company values warrants to purchase stock of public companies using the Black-Scholes model, as the fair value of the warrants is not available through published sources. The Company has discounted the estimated value of the warrants calculated using Black-Scholes based on considerations for liquidity, SEC registration, volatility and lack of substantial operating histories of these companies.

Notes Receivable from Employees and Advances to Employees

Notes receivable from employees represent loans to brokers in anticipation of their continued employment and generation of commission revenue in accordance with each specific agreement. The notes are not collateralized and may be forgiven at some future date upon reaching specified productivity goals. Certain loans provide for interest at a fair market rate and are presented as notes receivable. Loans or draws not supported by notes and interest are included as advances to employees. The notes are amortized based upon the attainment by the employee of certain pre-established economic goals. The Company establishes a bad debt reserve for notes and advances to employees when collection is considered by management to be doubtful.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and computers. Leasehold improvements are amortized over the remaining lease term.

1. Accounting Policies (continued)

Goodwill

Goodwill is not amortized but is reviewed on an annual basis for impairment. The effect of any impairment is recorded in the period that it is determined to be impaired. For the year ended December 31, 2005, it has been determined that there was no impairment of goodwill.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis, net of capital commitments. Customers' securities transactions are recorded on a settlement date basis on the records of the clearing broker.

Stock Based Compensation

Stock options granted to employees are accounted for in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25) and related interpretations.

Income Taxes

Under the provisions of the Internal Revenue Code, the Company is an S Corporation which provides that, in lieu of federal corporate income taxes, the stockholders are taxed on their proportionate share of the taxable income. For state income tax purposes, the Company is organized as a Massachusetts business trust, and, as a result, is subject to tax on the Trust and the Company's Massachusetts taxable income. The Company is charged or credited through intercompany accounts for its proportionate share of Massachusetts state income taxes.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Standards (SFAS) No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred state income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect state taxable income. Deferred state income taxes have been recorded to reflect the differences between the tax bases of assets and liabilities and their financial reporting amounts.

Recent Accounting Pronouncements

On December 16, 2004, the FASB issued SFAS No. 123 (Revised 2004), *Share Based Payment* (SFAS 123R) which is effective, for nonpublic companies, for reporting periods beginning after December 15, 2005 and generally applies to grants made after adoption. SFAS 123R is a revision of SFAS No. 123, *Accounting for Stock Based Compensation*, and the approach is generally similar. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company believes that the adoption of SFAS 123R will not have a material impact on the Company's financial position. The Company is in the process of assessing the full impact of this revised standard.

2. Furniture, Equipment and Leasehold Improvements

At December 31, 2005, furniture, equipment and leasehold improvements, summarized by major classification, were as follows:

Furniture	$ 274,602
Equipment	1,953,073
Leasehold improvements	1,702,210
	3,929,885
Less: Accumulated depreciation and amortization	(2,363,585)
	$1,566,300

3. Note Payable

The Trust entered into an agreement with a third party to provide funding to the Company through a deferred compensation arrangement, structured as a note in the amount of $138,000. The third party will serve as a trustee of the Trust and a director of the Company. The Company recorded the liability as the Trust disbursed the amount of the note, in cash, to the Company. The agreement provides that no principal repayment is required until 2012 and the note bears interest at a rate of 7 percent.

4. Subordinated Borrowings

The Company entered into a revolving subordinated note agreement with a major financial institution effective December 28, 2005. The available amount of the borrowing is $5,000,000 with a maturity date of December 27, 2007. Interest on the revolver is based upon LIBOR. Effective as of December 31, 2005, the Company has drawn down the full amount of the revolving subordinated note agreement.

5. Distributions to Stockholder

The Company makes annual distributions to the stockholder based on the previous year's taxable income. During 2005, the Company made a distribution of $218,121 based on the Company's 2004 taxable income which was netted against the 2003 taxable loss.

6. Stock-Based Compensation Plans

During 2001, the Company adopted the Incentive Stock Option Plan under which options have been granted to employees of the Company to purchase shares of the Company's common stock at prices determined by the Company's Trustees. As a result of the formation of the Trust, upon exercise of the options, employees would receive units of the Trust in lieu of shares in the Company. Options generally vest over a five-year period and expire ten years from the date of grant, with the majority of the options expiring in the year 2011.

As permitted by SFAS No. 123, the Company has accounted for options granted to employees using the intrinsic value method prescribed by APB 25. The Company generally has granted options with an exercise price that is equal to or greater than management's estimate of the fair value of such common stock at the date of grant.

6. Stock-Based Compensation Plans (continued)

The following table summarizes the status of the Company's stock option plan as of December 31, 2005:

	Units	Weighted Average Exercise Price
Outstanding at December 31, 2004	1,099,253	$1.53
Granted	135,040	2.84
Exercised	0	0.00
Forfeited	(35,775)	1.38
Outstanding at December 31, 2005	1,198,518	$1.82
Options vested at December 31, 2005	765,200	

The range of exercise prices for options outstanding at December 31, 2005 is $1.35 - $4.75.

During 2003, the Trust adopted the 2003 Restricted Share Plan, under which stock awards are granted to employees of the Company at no cost to the employee. As a result of the formation of the Trust, employees would receive units of the Trust in lieu of shares in the Company. Awards vest over a three-year period. Since adoption of the plan, 2,147,200 units have been awarded to employees, of which, the equivalent of 593,362 units have vested and 401,329 units have been forfeited.

7. Profit Sharing and Retirement Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company makes a contribution out of available profits. This plan allows employees to reduce their salary under Internal Revenue Code section 401(k).

8. Deferred Compensation Plan

In 2004, the Company maintained an Enhanced Return Executive Compensation Program in which a portion of an employee's salary was deferred and could grow based on the board of directors' determined money market return and the Company's return on equity. This plan was a non-qualified plan under Internal Revenue Code section 401(k) and has been merged into a new nonqualified deferred compensation plan effective December 31, 2005.

Effective December 31, 2005, the Company implemented a deferred compensation plan. This is a non-qualified plan under Internal Revenue Code section 401(k). This plan allows for participants to defer a portion of their compensation into the plan. The Company did not contribute to this plan in 2005.

9. Concentration of Credit Risk

The Company occasionally maintains deposits in excess of federally insured limits. The Company derives most of its income through commissions paid by customers on transactions executed through Pershing Corporation (Pershing). The Company maintains its temporary cash investments with high credit quality financial institutions. Customer commissions receivable from Pershing are available to the Company daily.

10. Commitments and Contingent Liabilities

The Company leases office facilities, equipment and vehicles under various non-cancelable operating leases. The leases for the office space requires minimum annual rental payments and clauses for operating costs adjustments.

Future minimum aggregate annual rental commitments under these non-cancelable leases for the years ending December 31, are as follows:

2006	$2,442,490
2007	1,797,830
2008	1,201,040
2009	1,097,370
2010	1,097,370
Thereafter	274,343
	$7,910,443

10. Commitments and Contingent Liabilities (continued)

The Company has been named as a defendant in various legal actions arising from its normal business activities in which varying amounts are claimed. Although the amount of any ultimate liability with respect to those matters cannot be determined, in management's opinion, based upon the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

11. Income Taxes

Deferred state tax assets and liabilities as of December 31, 2005 consisted of the following:

Deferred tax liabilities	
Accrual to cash adjustments	$(1,263,000)
Unrealized gains/losses	(136,000)
Depreciation	(61,400)
Total deferred tax liabilities	(1,460,400)
Deferred tax assets	
Loss carryforwards	140,400
Net deferred state tax liability	$(1,320,000)

At December 31, 2005, the Company had a Massachusetts capital loss carryover of approximately $500,000 that can be used against capital gains and certain interest and dividend income in future years.

At December 31, 2005, the Company had a Massachusetts net operating loss carryover of approximately $2,500,000 that will expire in 2008. The Company believes that the loss carryover will be utilized prior to expiration.

12. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2005, the Company had net capital of $8,320,163, which was $7,364,163 in excess of the amount required to be maintained at that date.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2005, the Company was in compliance with all such requirements.

13. Subsequent Event

On January 17, 2006, the Company repaid the full amount owed on the subordinated debt plus any accrued interest amount. The Company paid $5,022,430 in total principal and interest.